CONCORDE EQUITY II, LLC
2204 Vaquero Estates Boulevard
Westlake, Texas  76262

May 28, 2013

VIA EDGAR

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           PHAZAR CORP.
Amendment No. 2 to Schedule 13E-3
Filed on May 28, 2013 by PHAZAR Corp., QAR Industries, Inc., Antenna Products Acquisition Corp., Robert E. Fitzgerald, and Concorde Equity II, LLC
File No. 005-45843
PRER14A filed on Schedule 14A
Filed on May 28, 2013 File No. 000-12866

Dear Mr. Duchovny:

Reference is made to the purchases of the common stock of Phazar Corp. (the “Company”) by Concorde Equity II, LLC (“Concorde”) made during the past 60 days that were disclosed in the first sentence of the first paragraph under the heading “Transactions in Common Stock” on page 72 of the revised preliminary proxy statement filed by the Company on May 28, 2012 (the “Purchases”).  It was the intention of Concorde that the Purchases generally be made pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended, as follows:

1.	One broker or dealer. The Purchases were effected through only one broker or dealer on any single day.

2.
Time of Purchases.  None of the Purchases was the opening transaction of the day or occurred during the 30 minutes before the scheduled close of the primary trading session on the NASDAQ Stock Market, the exchange on which the common stock is listed.

3.
Price of Purchases.  In the case of each Purchase, the purchase price did not exceed the highest independent bid or the last independent transaction price, whichever was higher, quoted or reported in the consolidated system at the time the Purchase was effected.

Daniel F. Duchovny
May 28, 2013

4.
Volume of Purchases.   The total volume of Purchases on any single day did not exceed 25% of the Company’s average daily trading volume for the four calendar weeks preceding the week in which the Purchases occurred, except for two instances (not more than once per week) involving block purchases as contemplated by Rule 10b-18.

Sincerely,

CONCORDE EQUITY II, LLC

By:           /s/Robert E. Fitzgerald
Robert E. Fitzgerald
President